SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549

                           FORM 12b-25

                                  Commission File Number 0-12991

                   NOTIFICATION OF LATE FILING

   (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F
[ ] Form 10-Q [ ]
[ ] Form N-SAR

For Period Ended:       February 28, 1997
[ ] Transition report on From 10-K              [ ] Transition
Report on Form 10-Q
[ ] Transition Report on Form 20-F              [ ] Transition
Report on Form N-SAR
[ ] Transition Report on From 11-K

        For the Transition Period Ended:


 Read attached instruction sheet before preparing form. Please print or type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I.  Registrant Information

Full name of registrant  The Langer Biomechanics Group, Inc.
Former name if applicable

Address of principal executive office (Street and number)
450 Commack Road

City, State and Zip Code Deer Park, New York 11729


Part II.  Rule 12b-25 (b) and (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[  ]    (a) The reasons described in reasonable detain in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b) The subject annual report, semi-annual report,
transition report on From 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]    (c) The account's statement or other exhibit required by
        Rule 12b-25(c) has been attached if applicable.

Part III.  Narrative

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
    The Company was unable to timely file due to the late receipt of financial statements from its United Kingdom subsidiary necessary for consolidated reporting.

Part IV.  Other Information

    (1) Name and telephone number of person to contact in regard to this notification

Gary Grahn                                                            516
          667-1200
                (Name)                                  (Area
code)   (Telephone number)

    (2)  Have all other periodic reports required under section
13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  [X] Yes [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                [X] Yes [ ] No


    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Company currently expects that revenues for fiscal 1997 will be approximately $400,000 greater than in fiscal 1996 and that the Company will have a net profit in fiscal 1997 versus a net loss in fiscal 1996.


                                           The Langer Biomechanics
Group, Inc.
          (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 27, 1997               By    /s/ Gary Grahn
                                        Name: Gary Grahn
                                        Title: President

        Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention:

    Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).